# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 28, 2015

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### E-House (China) Holdings Limited

### File No. 5-83544 - CF#32314

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Kanrich Holdings Limited and Xin Zhou submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D/A filed on March 30, 2015 relating to their beneficial ownership of common shares of E-House (China) Holdings Limited and requesting an extension of previous grants of confidential treatment for a Schedule 13D filed on April 1, 2013.

Based on representations by Kanrich Holdings Limited and Xin Zhou that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---------|---------|----------|--------------------------------|
| 99.F | 13D/A | March 30, 2015 | Through March 22, 2017 |
| 99.G | 13D/A | March 30, 2015 | Through March 22, 2017 |
| 99.D | 13D | April 1, 2013 | Through March 22, 2017 |
| 99.E | 13D | April 1, 2013 | Through March 22, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary